UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

FelCor Lodging Trust Incorporated

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

31430F101

(CUSIP Number)

Jonathan Litt

Land & Buildings Investment Management, LLC

1 Landmark Square, 7th Floor

Stamford, Connecticut 06901

(203) 987-5827

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 31, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31430F101

1	NAME OF REPORTING PERSON

Land & Buildings Capital Growth Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%*
14	TYPE OF REPORTING PERSON

PN

 *As a result of the Merger with RLJ (as such terms are defined and described in Item 4), the Reporting Persons own approximately 2% of the outstanding shares of RLJ and no longer beneficially own any shares of the Issuer.

2

CUSIP NO. 31430F101

1	NAME OF REPORTING PERSON

Land & Buildings Absolute Value II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%*
14	TYPE OF REPORTING PERSON

OO

 *As a result of the Merger with RLJ (as such terms are defined and described in Item 4), the Reporting Persons own approximately 2% of the outstanding shares of RLJ and no longer beneficially own any shares of the Issuer.

3

CUSIP NO. 31430F101

1	NAME OF REPORTING PERSON

Land & Buildings Real Estate Opportunity Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%*
14	TYPE OF REPORTING PERSON

PN

 *As a result of the Merger with RLJ (as such terms are defined and described in Item 4), the Reporting Persons own approximately 2% of the outstanding shares of RLJ and no longer beneficially own any shares of the Issuer.

4

CUSIP NO. 31430F101

1	NAME OF REPORTING PERSON

Land & Buildings GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%*
14	TYPE OF REPORTING PERSON

PN

*As a result of the Merger with RLJ (as such terms are defined and described in Item 4), the Reporting Persons own approximately 2% of the outstanding shares of RLJ and no longer beneficially own any shares of the Issuer.

5

CUSIP NO. 31430F101

1	NAME OF REPORTING PERSON

Land & Buildings Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%*
14	TYPE OF REPORTING PERSON

IA

* As a result of the Merger with RLJ (as such terms are defined and described in Item 4), the Reporting Persons own approximately 2% of the outstanding shares of RLJ and no longer beneficially own any shares of the Issuer.

6

CUSIP NO. 31430F101

1	NAME OF REPORTING PERSON

Jonathan Litt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%*
14	TYPE OF REPORTING PERSON

IN

* As a result of the Merger with RLJ (as such terms are defined and described in Item 4), the Reporting Persons own approximately 2% of the outstanding shares of RLJ and no longer beneficially own any shares of the Issuer.

7

CUSIP NO. 31430F101

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 31, 2017, pursuant to that certain Agreement and Plan of Merger, dated as of April 23, 2017 (the “Merger Agreement”), by and among the Issuer, FelCor Lodging Limited Partnership (“FelCor LP”), RLJ Lodging Trust (“RLJ”), RLJ Lodging Trust, L.P. (“RLJ LP”), Rangers Sub I, LLC, a wholly owned subsidiary of RLJ LP (“REIT Merger Sub”), and Rangers Sub II, LP, an indirect wholly owned subsidiary of RLJ LP (“Partnership Merger Sub”), Partnership Merger Sub merged with and into FelCor LP, with FelCor LP surviving as an indirect wholly owned subsidiary of RLJ LP (the “Partnership Merger”), and FelCor merged with and into REIT Merger Sub surviving as a wholly owned subsidiary of RLJ LP (the “REIT Merger” and together with the Partnership Merger, the “Merger”). Effective as of the close of business on August 31, 2017, each Share owned by the Reporting Persons was converted into 0.362 shares of common stock of RLJ pursuant to the Merger Agreement. Accordingly, as a result of the Merger, the Reporting Persons own less than 5% of the outstanding shares of RLJ and no longer beneficially own any securities of the Issuer.

As an approximate 2% shareholder of RLJ, the Reporting Persons intend to review their investment in RLJ on a continuing basis and may take certain actions with respect to their investment in RLJ as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of Directors of RLJ (the “Board”), engaging in discussions with shareholders of RLJ or other third parties about RLJ and the Reporting Persons’ investment, including the Reporting Persons’ concerns with the current direction of RLJ and their recommendations for driving shareholder value. The Reporting Persons are concerned with RLJ’s ability to unlock shareholder value given its poor track record of total shareholder returns and RLJ management team’s lack of meaningful engagement with the Reporting Persons since the announcement of the Merger. The Reporting Persons believe RLJ should immediately outline to shareholders why the value creation opportunity from RLJ’s combination with the Issuer is superior to the all-cash offer RLJ rejected at approximately 25% above RLJ’s current share price and that RLJ should simultaneously run a process to evaluate strategic alternatives.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (e) are hereby amended and restated to read as follows:

(a) – (b) Effective as of the close of business on August 31, 2017, as a result of the Merger, each Share owned by the Reporting Persons was converted into 0.362 shares of common stock of RLJ pursuant to the Merger Agreement. Accordingly, the Reporting Persons no longer beneficially own any securities of the Issuer.

(c) The transactions in the Shares by the Reporting Persons during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

(d) Not applicable.

(e) As of the close of business on August 31, 2017, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

8

CUSIP NO. 31430F101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2017

Land & Buildings Capital Growth Fund, LP

By:	Land & Buildings Investment Management, LLC Investment Manager

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

L&B Real Estate Opportunity Fund, LP

By:	Land & Buildings Investment Management, LLC Investment Manager

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

Land & Buildings Absolute Value II LLC

By:	Land & Buildings Investment Management, LLC Investment Manager

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

9

CUSIP NO. 31430F101

Land & Buildings GP LP

By:	L&B GP LLC General Partner

By:	Land & Buildings Investment Management, LLC Manager

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Manager

Land & Buildings Investment Management, LLC

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

/s/ Jonathan Litt
Jonathan Litt

10

CUSIP NO. 31430F101

SCHEDULE A

Transactions in the Shares During the Past Sixty (60) Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

Land & Buildings Capital Growth Fund, LP

98,000	7.21	07/17/2017
140,800	7.21	07/17/2017
(244,700)	7.16	07/21/2017
(75,300)	7.30	08/03/2017
(146,200)	7.30	08/04/2017

L&B Real Estate Opportunity Fund, LP

79,800	7.20	07/17/2017
114,600	7.21	07/17/2017
(188,000)	7.16	07/21/2017
(57,800)	7.30	08/03/2017
(62,700)	7.30	08/03/2017
(112,300)	7.30	08/04/2017
(121,700)	7.30	08/04/2017

Land & Buildings Absolute Value II LLC

(19,000)	7.30	08/03/2017
(36,928)	7.30	08/04/2017

Land & Buildings Investment Management, LLC1

33,373	7.20	07/17/2017
48,000	7.21	07/17/2017
157,400	7.20	07/17/2017
226,200	7.21	07/17/2017
(82,500)	7.16	07/21/2017
(389,200)	7.16	07/21/2017
(25,400)	7.30	08/03/2017
(119,800)	7.30	08/03/2017
(49,200)	7.30	08/04/2017
(232,500)	7.30	08/04/2017

1 These Shares were directly held in two certain managed accounts for which Land & Buildings Investment Management, LLC is the investment advisor.